UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

52736R102

(CUSIP Number)

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, California 94111

(415) 501-4885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Joshua E. Prime
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 6,439,340 (1)
	8.	SHARED VOTING POWER: 1,232,410 (2)
	9.	SOLE DISPOSITIVE POWER: 6,439,340 (1)
	10.	SHARED DISPOSITIVE POWER: 1,232,410 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,671,750 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.1% (3)
14.	TYPE OF REPORTING PERSON: IN

(1)

Consists of 39,340 shares of Class B Common Stock held by Mr. Prime in his individual capacity, 4,375,520 shares of Class B Common Stock held by the Walter J. Haas 2019 Trust 1A, for which the reporting person serves as trustee, and 2,024,480 shares of Class B Common Stock held by the Walter J. Haas 2019 Trust 2A, for which the reporting person serves as trustee. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Consists of 1,049,250 shares of Class B Common Stock held by Mr. Prime’s spouse, 10,000 shares of Class B Common Stock held by Haas Prime Family 2012 Trust, for which the reporting person serves as co-trustee, and 173,160 shares of Class B Common Stock held by Mr. Prime’s spouse as custodian for others. The reporting person disclaims beneficial ownership of all of the shares reported in this Schedule 13D, except to the extent of his pecuniary interest therein.

(3)

Based on 55,957,950 total shares outstanding on December 31, 2019 as reported by the issuer’s transfer agent, plus the assumed conversion of 7,671,750 shares of Class B Common Stock deemed beneficially owned by Mr. Prime, as described herein, into shares of Class A Common Stock.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Levi Strauss & Co., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: 1155 Battery Street, San Francisco California, 94111.

Item 2.	Identity and Background.

(a)	This Statement is filed by Joshua E. Prime (the “Reporting Person”).

(b)	The business address of the Reporting Person is: c/o Argonaut Securities Company, 1155 Battery Street, San Francisco, California, 94111.

(c)	The Reporting Person serves as Partner at Indaba Capital Management, L.P., located at One Letterman Drive, Building D, Suite DM700, San Francisco, California, 94129.

(d)

and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person may be deemed to beneficially own certain shares of Class A Common Stock of the Issuer as reflected in this Statement. No consideration was used by the Reporting Person to acquire beneficial ownership of the shares of Class A Common Stock reflected in this Statement. The Reporting Person acquired beneficial ownership of the shares held by the Walter J. Haas 2019 Trust 1A and the Walter J. Haas 2019 Trust 2A when he was appointed as the trustee of those trusts on December 10, 2019.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 above is incorporated by reference in its entirety into this Item 4.

The Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; provided, however, that the Reporting Person serves on the Board of Directors of the Issuer and, in such capacity, the reporting person expects to engage in communications with other directors, management, or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 7,671,750 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the option of the holder, and represent approximately 12.1% of the issued and outstanding Class A Common Stock. This percentage is based on 55,957,950 total shares outstanding on December 31, 2019 as reported by the Issuer’s transfer agent, plus the assumed conversion of 7,671,750 shares of Class B Common Stock deemed beneficially owned by the Reporting Person, as described in this Statement, into shares of Class A Common Stock. The Reporting Person disclaims beneficial ownership of all of the shares reported in this Statement, except to the extent of his pecuniary interest therein.

CUSIP No. 52736R102	13D	Page 3 of 5

(b) The Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of cover page hereto.

(ii)	Shared power to vote or to direct the vote: See Row 8 of cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Row 10 of cover page hereto.

(c) On December 10, 2019, the Reporting Person was named the sole trustee of the Walter J. Haas 2019 Trust 1A, which held 4,375,520 shares of Class B Common Stock, and the Walter J. Haas 2019 Trust 2A, which held 2,024,480 shares of Class B Common Stock. In his capacity as trustee of the foregoing trusts, the Reporting Person has the sole power to vote and dispose of the shares held by the trusts, and therefore the Reporting Person is deemed to beneficially own the shares held by such trusts.

On November 21, 2019, as compensation for his service as a director of the Issuer, the Reporting Person received a grant of 7,016 Restricted Stock Units, which vest in a series of three equal installments on the dates that are thirteen (13), twenty-four (24) and thirty-six (36) months following the grant date, subject to the Reporting Person’s continuous service as a director through each such vesting date.

(d) The shares held by the Walter J. Haas 2019 Trust 1A and the Walter J. Haas 2019 Trust 2A are held for the benefit of Walter J. Haas and his descendants.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosures set forth in Items 3, 4 and 5 above are incorporated by reference in their entirety into this Item 6.

On November 21, 2019, as compensation for his service as a director of the Issuer, the Reporting Person received a grant of 7,016 Restricted Stock Units, which vest in a series of three equal installments on the dates that are thirteen (13), twenty-four (24) and thirty-six (36) months following the grant date, subject to the Reporting Person’s continuous service as a director through each such vesting date. In connection with this grant, the Reporting Person entered into a Restricted Stock Unit Grant Notice and Agreement with the Issuer, which sets forth the terms and conditions of the Restricted Stock Units. The Reporting Person expects to receive additional equity grants from the Issuer in connection with his service as a director, subject to the Issuer’s policies and procedures for compensating directors, the Issuer’s 2019 Equity Incentive Plan, and any future equity plans that may be adopted by the Issuer. The foregoing is qualified in its entirety by reference to the form of Director Restricted Stock Unit Grant Notice and Agreement filed as an Exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 9, 2019, and the 2019 Equity Incentive Plan filed as an Exhibit to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 13, 2019, each of which is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Form of Director Restricted Stock Unit Grant Notice and Agreement (2019 Equity Incentive Plan) (incorporated by reference to Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 9, 2019).

99.2	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 13, 2019).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Joshua E. Prime
Joshua E. Prime